As filed with the Securities and Exchange Commission on June 12, 2019.

Registration No. 333-231381

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mohawk Group Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7374	83-1739858
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Mohawk Group Holdings, Inc.

37 East 18th Street, 7th Floor

New York, NY 10003

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Yaniv Sarig

Chief Executive Officer

Mohawk Group Holdings, Inc.

37 East 18th Street, 7th Floor

New York, NY 10003

(347) 676-1681

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey T. Hartlin, Esq.	Joseph A. Risico	Steven D. Pidgeon, Esq.
Samantha H. Eldredge, Esq.	General Counsel	DLA Piper LLP (US)
Paul Hastings LLP	Mohawk Group Holdings, Inc.	2525 E. Camelback Road, Suite 1000
1117 S. California Avenue	37 East 18th Street, 7th Floor	Phoenix, Arizona 85016
Palo Alto, California 94304	New York, NY 10003	(480) 606-5124
(650) 320-1800	(347) 676-1681

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

This post-effective amendment shall become effective upon filing in accordance with Rule 462(d) promulgated under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-231381) is being filed pursuant to Rule 462(d) promulgated under the Securities Act of 1933, as amended, solely for the purpose of filing an updated Exhibit 5.1 with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

EXHIBIT INDEX

Exhibit Number	Description

1.1†	Form of Underwriting Agreement.

3.1†	Certificate of Incorporation, as currently in effect.

3.2†	Certificate of Correction of Certificate of Incorporation, dated April 4, 2018.

3.3†	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering.

3.4†	Bylaws, as currently in effect.

3.5†	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering.

3.6†	Certificate of Amendment to Certificate of Incorporation, dated May 24, 2019.

4.1†	Form of Common Stock Certificate.

4.2+†	Form of Registration Rights Agreement, dated as of April 6, 2018, among Mohawk Group Holdings, Inc. and the purchasers party thereto.

4.3†	Warrant to Purchase Stock, issued to MidCap Financial Trust on September 4, 2018.

4.4†	Form of Warrant, issued to Katalyst Securities LLC and its assigns on September 4, 2018.

4.5†	Form of Warrant, issued to Horizon Technology Finance Corporation on December 31, 2018.

4.6†	Amendment No. 1 to Registration Rights Agreement, dated as of March 2, 2019, among Mohawk Group Holdings, Inc. and the investors party thereto.

4.7†	Form of Underwriters’ Warrant.

5.1	Opinion of Paul Hastings LLP.

10.1#†	Form of Indemnification Agreement.

10.2#†	2014 Amended and Restated Equity Incentive Plan.

10.3#†	Form of Stock Option Grant Notice and Form of Stock Option Agreement (2014 Amended and Restated Equity Incentive Plan).

10.4#†	2018 Equity Incentive Plan.

10.5#†	Form of Notice of Stock Option Grant and Form of Stock Option Award Agreement (2018 Equity Incentive Plan).

10.6+†	Amended and Restated Credit and Security Agreement, dated November 23, 2018, by and among Mohawk Group Holdings, Inc., Mohawk Group, Inc., certain subsidiaries of Mohawk Group, Inc. set forth on Annex B thereto, MidCap Funding X Trust, individually as a Lender, and as Agent, and the financial institutions or other entities from time to time parties thereto.

10.7+†	Omnibus Amendment No. 1 to Amended and Restated Credit and Security Agreement and Agreement No. 2 to Pledge Agreement, dated as of December 31, 2018, by and among Mohawk Group Holdings, Inc., Mohawk Group, Inc., certain subsidiaries of Mohawk Group, Inc. set forth on the signature pages thereto, MidCap Funding X Trust, as agent, and the Lenders party thereto.

II-1

Exhibit Number	Description

10.8+†	Venture Loan and Security Agreement and form of Note issued thereunder, dated December 31, 2018, by and among Mohawk Group Holdings, Inc., Mohawk Group, Inc. and their subsidiaries from time to time party thereto and Horizon Technology Finance Corporation as a Lender and Collateral Agent.

10.9#†	Transaction Bonus Plan.

10.10#+†	Employment Agreement, dated May 14, 2018, by and between Mohawk Group, Inc. and Joseph Risico.

10.11#+†	Employment Agreement, dated January 1, 2016, by and between Mohawk Group, Inc. and Mihal Chaouat-Fix.

10.12#†	Independent Contractor Agreement, dated July 1, 2017, by and between Mohawk Group, Inc. and Fabrice Hamaide.

10.13#+†	Employment Agreement, dated August 15, 2018, by and between Mohawk Group, Inc. and Peter Datos.

10.14#†	Employment Agreement, dated April 1, 2015, by and between Mohawk Group, Inc. and Yaniv Sarig.

10.15#†	Independent Contractor Agreement, dated August 14, 2017, by and between Mohawk Group, Inc. and Tomer Pascal.

10.16#+†	Employment Agreement, dated November 27, 2018, by and between Mohawk Group, Inc. and Roi Zahut.

10.17#†	Mohawk Group Holdings, Inc. 2019 Equity Plan.

10.18#†	Form of Notice of Grant of Restricted Shares and Form of Restricted Share Award Agreement (Mohawk Group Holdings, Inc. 2019 Equity Plan).

10.19†	Restated Voting Agreement, dated March 13, 2019, by and among MV II, LLC, Maximus Yaney, Larisa Storozhenko and Mohawk Group Holdings, Inc.

10.20†	Voting Agreement, dated April 12, 2019, by and between Mohawk Group Holdings, Inc. and Asher Delug.

10.21†	Amendment No. 2 to Amended and Restated Credit and Security Agreement, dated as of March 29, 2019, by and among Mohawk Group Holdings, Inc., Mohawk Group, Inc., certain subsidiaries of Mohawk Group, Inc. set forth on the signature pages thereto, MidCap Funding IV Trust, as agent, and the Lenders party thereto.

10.22†	Amendment No. 3 to Amended and Restated Credit and Security Agreement, dated as of May 13, 2019, by and among Mohawk Group Holdings, Inc., Mohawk Group, Inc., certain subsidiaries of Mohawk Group, Inc. set forth on the signature pages thereto, MidCap Funding IV Trust, as agent, and the Lenders party thereto.

21.1†	List of Subsidiaries of the Registrant.

23.1†	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Paul Hastings LLP (included in Exhibit 5.1).

24.1†	Power of Attorney (included on the signature page to this Registration Statement).

99.1†	Consent of Greg Petersen to be named as director.

99.2†	Consent of Amy von Walter to be named as director.

†	Previously filed.
#	Indicates management contract or compensatory plan.
+

Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 12, 2019.

MOHAWK GROUP HOLDINGS, INC.

By:	/s/ Yaniv Sarig
Yaniv Sarig
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yaniv Sarig Yaniv Sarig	President, Chief Executive Officer and Director (Principal Executive Officer)	June 12, 2019

/s/ Fabrice Hamaide Fabrice Hamaide	Chief Financial Officer and Director (Principal Accounting and Financial Officer)	June 12, 2019

* Asher Delug	Director	June 12, 2019

* Stephen Liu, M.D.	Director	June 12, 2019

*By:	/s/ Yaniv Sarig
Yaniv Sarig
Attorney-in-Fact